

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

September 11, 2020

Leah Nivison
Chief Executive Officer
GS Mortgage Securities Corporation II
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, MD 21045

> **Re: GS Mortgage Securities Trust 2019-GC42**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 19, 2020**
> **File No. 333-226082-04**

Dear Ms. Nivison:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Lisa Pauquette, Cadwalader, Wickersham & Taft LLP